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                              MANAGEMENT AGREEMENT

     This MANAGEMENT AGREEMENT, effective as of January 1, 1996, is by and among Nash-Finch Company, a Delaware corporation ("NFC"), Military Distributors of Virginia, Inc., a Virginia corporation (the "MANAGEMENT COMPANY"), Jerry H. Jared, an individual resident of the State of Virginia, Wayne L. Duncan, Jr., an individual resident of the State of Virginia, and John W. Payne III, an individual resident of the State of Virginia, which individuals are the holders of all of the issued and outstanding shares of the capital stock of the Management Company (such individuals are hereinafter referred to individually as a "MANAGER" and collectively as the "MANAGERS").

                                    RECITALS

     A. The parties hereto have entered into an Asset Purchase Agreement as of October 12, 1995 (the "ASSET PURCHASE AGREEMENT") whereby NFC proposes to purchase substantially all of the assets of the Management Company; all of the parties acknowledge this Management Agreement to be a material condition to the asset purchase.

     B. The Management Company, as a result of the asset purchase will change its name to Military Distributors of Virginia Management Company and will continue to be owned and operated by the Managers.

     C. The Management Company has been in the business of supplying groceries and related products to U.S. Military commissaries in the United States and Europe since 1974.

     D. The Management Company has demonstrated its management ability to develop and keep its customers and maintain a high proficiency supplying the U.S. Military commissary demands in the United States and abroad.

     E. NFC recognizes the success achieved by the Management Company and the expertise of the Managers.

     F. The parties hereto wish to provide for the terms and conditions upon which NFC will engage the Managers, through the Management Company, to manage the business and operations of the Military Division of NFC, all as hereinafter set forth.

     G. The parties hereto wish to make certain covenants and agreements in connection with the management of the business and operations of the Military Division of NFC, all as hereinafter set forth.

     Accordingly, and in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

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                                    SECTION 1

1. DEFINITIONS. The following terms, when used with initial capital letters, shall have the following meanings for purposes of this Agreement.

     "ACTUAL WORKING CAPITAL" shall mean the actual amount of accounts receivable and inventory (based on the "first-in, first-out" method of accounting for inventories) less the actual amount of accounts payable (exclusive of outstanding checks for payment of accounts payable that have not cleared the bank), as such amounts are carried on the accounting records of the Military Division from time to time in each case determined in accordance with GAAP.

     "BASE COMPENSATION" shall be as defined in Section 3(a)(i) hereof.

     "BASE PROFITS" shall mean the sum of Fifteen Million Seven Hundred Ninety-Six Thousand Dollars ($15,796,000). NFC acknowledges that its decision to purchase the assets of the Management Company pursuant to the terms of the Asset Purchase Agreement was based largely on the audited December 1993 and December 1994 financial statements and proforma adjustments to cash flow of the Management Company for those years and the interim balance sheet and income statement as of and for the 8-month period ended August 31, 1995 prepared by the Management Company on a "first-in, first-out" basis. If for any reason the foregoing financial statements are found to be materially inaccurate, if the parties are unable to agree upon an adjustment of the Base Profits, then at NFC's option, in its sole discretion, NFC may terminate the Asset Purchase Agreement, this Agreement and any other agreement entered into in connection with the Asset Purchase Agreement. Notwithstanding the foregoing, the Base Profits figure set forth above is dependent upon the accuracy of the add-back items provided by the Management Company and the Managers to NFC for purposes of calculating the Base Profits. If during the course of the due diligence investigation to be conducted by NFC prior to the effective date of this Agreement, it is determined by NFC that any of the add-back items listed on Exhibit A hereto have been materially misstated, if the parties are unable to agree upon an adjustment of the Base Profits, then at NFC's option, in its sole discretion, NFC may terminate the Asset Purchase Agreement, this Agreement and any other agreement entered into in connection with the Asset Purchase Agreement.

     In addition, NFC represents and warrants that its base profit calculation for the 13 accounting periods ending July 15, 1995 for its Tidewater and Baltimore divisions used to calculate the Base Profits fairly presents the results of operations of such divisions in conformance with generally accepted accounting principles consistently applied, except for such matters noted on such calculation. The parties hereto agree that, in connection with the audit of NFC's books and records to be conducted by NFC's

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independent auditors ("NFC AUDITORS") for the year ended December 30, 1995, which will include an observation of the physical inventory taken at the Tidewater and Baltimore divisions, NFC Auditors will review the books and records of the Tidewater and Baltimore divisions and prepare a report thereon on or before January 31, 1996. If such report reveals that there has been material adjustments that would have affected the base profit calculation for the 13 accounting periods ending July 15, 1995 for the Tidewater and Baltimore divisions, then the Base Profits figure set forth above will be adjusted accordingly to reflect such misstatement, subject to the approval of NFC Auditors.

     "BASE WORKING CAPITAL" shall mean the amount of Sixty-One Million Five Hundred Thousand Dollars ($61,500,000) as of the date of this Agreement, which shall be increased or decreased, on a cumulative basis, proportionately with the percentage change in the CPI during each calendar month or portion thereof during the term of this Agreement. Notwithstanding the foregoing, the Base Working Capital figure set forth above is subject to confirmation in due diligence. If during the course of the due diligence investigation to be conducted by NFC and the Management Company prior to the effective date of this Agreement, it is determined by NFC or the Management Company that any of the components provided by the Management Company or NFC to arrive at such figure have been materially misstated, then either NFC, at its option, or the Management Company, at its option, may terminate the Asset Purchase Agreement, this Agreement and any other agreement entered into in connection with the Asset Purchase Agreement.

     "CPI" shall mean the Consumer Price Index for food for all urban consumers as determined and published periodically by the Bureau of Labor Statistics of the United States Department of Labor.

     "CONTINGENT COMPENSATION" shall be as defined in Section 3(a)(ii) hereof.

     "GAAP" shall mean generally accepted accounting principles as applied by NFC on a basis consistent with prior periods for NFC, except that inventories shall be accounted for on the basis of the "first-in, first-out" method of accounting for purposes of this Agreement.

     "MILITARY DIVISION" shall mean the business of the distribution of groceries and related products to military commissaries on the East Coast of the United States and in Europe, as such business has been conducted by NFC through its warehouses in Baltimore, Maryland and in the Norfolk, Virginia area, and as such business has been conducted by the Management Company through its warehouses in the Norfolk, Virginia area prior to the acquisition by NFC of substantially all of the assets of the Management Company used by it in such business, and shall include as well any unrelated business developed and managed by the

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Management Company by mutual agreement of NFC and the Management Company for the mutual benefit of NFC and the Management Company.

     "MILITARY DIVISION PROFITS" shall mean the profits before interest and taxes of the Military Division determined in accordance with GAAP, except that:

          (i) The calculation of the profits before interest and taxes of the Military Division will include a quarterly charge for interest expense or credit for interest income equal to the Short Term Rate (multiplied by a fraction, the numerator of which is the number of weeks in the fiscal quarter and the denominator of which is the number of weeks in the fiscal year) in effect at the end of each fiscal quarter multiplied by the difference between the Actual Working Capital at the end of such fiscal quarter less the Base Working Capital (such amount to be a charge for interest expense if it is a positive amount and a credit for interest income if it is a negative amount).

          (ii) Depreciation charges will be calculated without any step up in the basis of the assets acquired by NFC from the Management Company, which assets will continue to be depreciated on the basis used by the Management Company prior to the acquisition of such assets by NFC. All fixed assets placed in service from and after the date hereof will be depreciated based on NFC's standard depreciation policies.

         (iii) No gain or loss will be recognized with respect to any transfers of fixed assets between the Military Division and any other unit of NFC. Any gain or loss that is realized on any sale or other disposition of fixed assets of the Military Division to any third party will be recognized in determining Military Division Profits.

          (iv) The "first-in, first-out" method of accounting for inventories will be used for purposes of calculating Military Division Profits.

          (v) NFC will not assess arbitrary administrative charges, pursuant to NFC's normal practices of allocating corporate overhead costs to operating units, to the Military Division, provided, however, NFC will charge to the Military Division the actual costs of (a) administrative services provided by NFC to the Military Division other than in the ordinary course of business, consistent with NFC's practices with other operating units, by mutual agreement of NFC and the Management Company, and (b) other special services purchased by NFC or special services provided by the personnel of NFC not normally included in intercompany administrative charges and for the direct benefit of the Military Division. NFC will provide reasonable prior notice to the Management Company prior to assessing such charges to the Military Division.


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          (vi)   The Military Division will be assessed a cost of capital charge for excess capital expenditures as follows:

               (A) Solely for purposes of calculating the cost of capital charge for excess capital expenditures, the Military Division will have an assumed annual capital expenditure budget for each fiscal year equal to One Million Three Hundred Fifty-Nine Thousand Dollars ($1,359,000), which will be increased or decreased, on a cumulative basis, proportionately with the percentage increase in the PPI from the end of 1994 to the beginning of the applicable fiscal year (it being expressly understood and agreed that this assumed capital expenditure budget is solely for purposes of calculating the cost of capital charge for excess capital expenditures, and all actual capital expenditures shall be subject to NFC's standard capital expenditure approval process and neither the Management Company nor any of the Managers is authorized to make any capital expenditure except in accordance with such capital expenditure approval process).

               (B) The cost of capital charge for excess capital expenditures will be calculated by applying the Short Term Rate to the average of the amounts of the excess capital expenditures, less depreciation charges using NFC's standard depreciation policies, at the beginning of the year and the end of the year, provided that if the beginning of the year or the end of the year excess capital expenditure calculation results in a negative number, then zero will be used in place of such negative number for purposes of calculating the average.

               (C) If the Military Division does not utilize all of its assumed capital expenditures in any fiscal year, such unused amount may be carried over to successive years.

               (D) All capital expenditures will be deemed to have occurred in the middle of each fiscal year in which the purchase actually occurs.

               (E) There will be no cost of capital charge for capital expenditures made in the fifth and sixth fiscal years under this Agreement, but the cost of capital charges for excess purchases made in prior years will continue to be applied during the fifth and sixth fiscal years.

          Solely for purposes of clarification, the following is an example of an application of the foregoing principles:

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          Facts:

               The Military Division makes $1,000,000 in capital expenditures in year one, $2,500,000 in year two, $1,300,000 in year three, $1,400,000 in year four and $1,600,000 in year five. The CPI increase is two percent (2%) per year. The Short Term Rate is seven percent (7%) per year.

          Computation:

          YEAR 1: The allowable capital expenditures for year one are $1,386,000 ($1,359,000 x 1.02). The Military Division made $1,000,000 in capital expenditures so there is an unused credit of $386,000.

          YEAR 2: In year two the allowable capital expenditures are $1,413,000 ($1,359,000 x 1.04). The Military Division made $2,500,000 in capital expenditures resulting in $1,087,000 in annual excess expenditures. From the annual excess capital expenditures, the depreciation adjustment is required of $109,000 ($1,086,000 using a five year life for one half of a year). After the depreciation adjustment the adjusted annual excess is now $978,000 less a credit from year one of $386,000 resulting in $592,000 of cumulative excess expenditures at the end of year two. The capital charge is calculated at $20,720 using a seven percent rate on the average excess capital from years one and two (($0 + $592,000)/2) x .07 = $20,720).

          YEAR 3: In year three the allowable capital expenditures are $1,441,000 ($1,359,000 x. 1.06). The actual capital expenditures are $1,300,000. The credit for year three is $141,000. The cost of capital charge is $28,910 determined by taking the beginning of the year $592,000 and subtracting the year three credit of $141,000 and subtracting depreciation of $217,000 (from the year two excess) which results in $234,000 as the end of the year cumulative excess. The average of the $234,000 and the $592,000 is $413,000 times seven percent results in the cost of capital charge of $28,910.

          YEAR 4: In year four the allowable capital expenditures are $1,468,000 ($1,359,000 x 1.08) the amount actually spent is $1,400,000 resulting in a credit for year four of $68,000. The cost of capital charge is $8,190 determined by taking the beginning of the year $234,000 and subtracting the year three credit of $68,000 and subtracting depreciation of $217,000 (from the year two excess) which results in -$51,000 as the end of the year cumulative excess. The average of the $234,000 at the beginning of the year and the $0 at the end of the year

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          is $117,000 times seven percent results in the cost of capital charge of $8,190.

          YEAR 5: In year five the cost of capital charge is zero determined by taking the beginning of the year balance of -$51,000 and subtracting depreciation of $217,000 (from the year two excess) resulting in an end of the year balance of -$268,000. Because both the beginning and ending figures are less than zero, no capital charge is assessed. The excess capital expenditures in year five are not considered since it is year five of the agreement.

         (vii) The Base Compensation, as defined in Section 3(a)(i) hereof, payable pursuant hereto will be charged against the income of the Military Division in determining the Military Division Profits.

        (viii) Military Division Profits will include the incremental benefit to NFC of special tax credits arising from the operations of the Military Division, including the Virginia Neighborhood Assistance Tax Credit, Enterprise Zone Tax Credit, Highway Use Tax Credit, Job Tax Credits and other similar state or federal tax credits that may become available during the term of this Agreement. Notwithstanding the foregoing, the final authority with respect to all tax planning and policy matters rests with NFC and all tax planning and policy decisions shall be made in accordance with the best interests of NFC as a whole.

          (ix) NFC warrants that the accounts receivable, inventory, fixed assets and accounts payable set forth on the books and records of NFC's Tidewater and Baltimore divisions are or will be as of the effective date of this Agreement, to the best of NFC's knowledge, true and accurate. NFC warrants that such accounts receivable are collectible within one hundred eighty (180) days, that the inventory quantities and cost prices are accurate and the inventory is salable in the ordinary course of business, that all fixed assets are in good condition and reflected at the actual cost thereof less accumulated depreciation, and that the accounts payable will reflect all trade payables as of the effective date of this Agreement. Except as set forth below, if after the effective date of this Agreement it is determined that any of such accounts receivable are uncollectible, that the value of inventory was misstated or inventory proved to be unsalable in the ordinary course of business, that fixed assets were overstated, or that accounts payable were understated, then any charge or loss recorded subsequent to the effective date of this Agreement as a result of such misstatements will not be taken into account in determining Military Division Profits for purposes of determining the Contingent Compensation. Notwithstanding the foregoing, any such charges shall be taken into account in determining Military Division Profits to the

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     extent that Military Division Profits include (i) any credit balance taken into income by NFC in 1996, consistent with NFC's past accounting policy of taking into income credits over six months old relating to (A) all credit balances of NFC's vendors outstanding as of December 31, 1995 or (B) credit balances that have arisen for payment by such vendors that are dated prior to January 1, 1996; and (ii) credits to NFC's income in 1996 relating to adjustments to NFC's accounts payable included in the Military Division under this Agreement, PROVIDED, HOWEVER, that all such foregoing credits shall be reduced by any disallowed credits and bad debt offsets that NFC is subject to relating to the accounts receivable of NFC included in the Military Division under this Agreement. If the cumulative amount of the net charges to be excluded from Military Division Profits pursuant to this paragraph for purposes of determining Contingent Compensation is less than $20,000, then there shall be no exclusion required by this paragraph.

     "PPI" shall mean the Producer Price Index for capital equipment as determined and published periodically by the Bureau of Labor Statistics of the United States Department of Labor.

     "SHORT TERM RATE" shall mean NFC's cost of short term funds as it may fluctuate from time to time during the term of this Agreement. The Short Term Rate shall be determined on a quarterly average basis, effective as of the end of each fiscal quarter, and shall be equal to the average of the daily rates for each of the business days during the applicable fiscal quarter.

                                    SECTION 2

2.   APPOINTMENT OF THE MANAGEMENT COMPANY AND THE MANAGERS.

     (a) APPOINTMENT. NFC hereby appoints the Management Company and the Managers to manage the business and operations of the Military Division, and hereby grants to the Management Company and the Managers, subject to the terms and conditions of this Agreement, and subject to the general control of NFC, and pursuant to the general direction, orders, policies, regulations and standards of NFC, the authority and discretion to manage the business and operations of the Military Division on behalf of and for the account of NFC. The Management Company and the Managers shall report to the Chief Executive Officer of NFC in the course of performing their duties under this Agreement in accordance with the organizational chart attached hereto as Exhibit B, PROVIDED, HOWEVER, that nothing contained herein shall be construed to prevent the Chief Executive Officer of NFC from delegating any duties to other members of senior management or staff of NFC. The Management Company and each of the Managers hereby accepts such appointment and assumes such responsibility and, during the term of this Agreement, each of them will devote its and his best efforts to ensuring the success of the Military Division.

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     (b)  DUTIES OF THE MANAGEMENT COMPANY AND THE MANAGERS.  In furtherance of the foregoing and not in limitation thereof, the duties and responsibilities of the Management Company and the Managers, subject to the terms and conditions of this Agreement, and subject to the general control of NFC, and pursuant to the general direction, orders, policies, regulations and standards of NFC, shall be as follows:

          (i) To use their respective best efforts to manage and supervise the business and operations of the Military Division in all respects in a professional, competent, careful and proper manner, and in full compliance with all applicable statutes, ordinances, rules and regulations of all governmental authorities having jurisdiction over the business and operations of the Military Division, and to notify NFC if the conduct of the business of the Military Division will require NFC to qualify to do business in any state where NFC is not already so qualified;

          (ii) To obtain and maintain, on NFC's behalf, all licenses, permits, certificates and other governmental or non-governmental approvals or consents necessary to conduct the business and operations of the Military Division;

         (iii) To make all decisions with respect to the hiring and firing and to otherwise manage in all respects all personnel matters necessary to conduct the business and operations of the Military Division, all in accordance with the human resources and personnel standards, policies and guidelines of NFC from time to time;

          (iv) To develop, implement and maintain all systems and procedures for the Military Division, including, without limitation, management information, inventory control and accounting systems and procedures necessary to conduct the business and operations of the Military Division, in each case compatible with the systems and procedures of NFC;

          (v) To obtain and maintain all necessary facilities, capital improvements, equipment, utilities and other assets and services necessary to conduct the business and operations of the Military Division;

          (vi) To obtain and maintain insurance coverage relating to the facilities, assets and business and operations of the Military Division, in all respects consistent with the risk management standards, policies and guidelines of NFC, which may include coverage under NFC blanket policies;

         (vii) To develop, implement, manage and supervise all public relations, marketing and sales activities related to the business and operations of the Military Division;

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        (viii)  To develop and submit to senior management of NFC on a timely basis all operating and capital budgets relating to the business and operations of the Military Division, and to implement such budgets as are approved by the senior management and Board of Directors of NFC (it being expressly understood and agreed that NFC retains ultimate authority and control for all capital expenditures);

          (ix) To obtain, maintain, document and manage all contractual relationships necessary to conduct the business and operations of the Military Division;

          (x) To collect for the account of NFC all of the revenues from the business and operations of the Military Division, and remit the same to NFC in accordance with NFC's cash management policies and procedures, and with the assistance of the treasury department of NFC and in accordance with NFC's cash management policies and procedures, pay out of such revenues all operating expenses and other sums properly payable by NFC relating to the business and operations of the Military Division;

          (xi) To maintain the system of books and records and all accounting and reporting functions of the Military Division consistent with the accounting methods specified by this Agreement and consistent with the accounting and reporting systems and procedures of NFC; to generate financial statements and reports regarding the financial condition and results of operations of the Military Division within such deadlines and in such form as NFC may reasonably require consistent with NFC's current accounting and reporting systems and procedures; and to cooperate with the internal auditors of NFC and independent outside auditors designated by NFC in connection with periodic audits of the books and records of the Military Division as may be reasonably required by NFC; and

         (xii) To develop jointly with NFC a plan for the succession of the management of the Military Division following the termination of this Agreement; and to train and develop appropriate personnel, as approved by NFC and who will be employees of NFC, to succeed to the management of the Military Division following the termination of this Agreement. The selection of personnel to succeed to the management of the Military Division and the development of the plan of succession shall commence during the first fiscal year of this Agreement and be substantially complete by the end of the fourth fiscal year of this Agreement, and shall be subject in all respects to the approval of NFC. If mutually agreeable to each of the parties hereto, the first offer of management succession following the expiration of this Agreement will be to the then existing two non-owner employees of the Management Company.

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     (c)  AUTHORITY AND CONTROL IN NFC.  Notwithstanding anything in this
Agreement to the contrary, the ultimate authority and control with respect to the business and operations of the Military Division rests with the Chief Executive Officer and Board of Directors of NFC. The Management Company and each of the Managers acknowledges and agrees that they will perform the services outlined in this Agreement subject to the direction and control by the Chief Executive Officer and the Board of Directors of NFC.

                                    SECTION 3

3.   COMPENSATION OF THE MANAGEMENT COMPANY.

     (a) CALCULATION OF COMPENSATION. The aggregate annual compensation payable to the Management Company by NFC for each full fiscal year under this Agreement, in consideration of the management services to be performed by the Management Company and the Managers hereunder, shall be equal to:

          (i) Nine Hundred Six Thousand Dollars ($906,000) (the "BASE COMPENSATION"); plus

          (ii) Fifty percent (50%) of the amount, if any, by which Military Division Profits for the fiscal year exceed the Base Profits (the "CONTINGENT COMPENSATION").

     (b) PAYMENT OF COMPENSATION. The Base Compensation shall be payable by NFC to the Management Company during each fiscal year of the term of this Agreement in equal weekly installments due at the end of each week during the term of this Agreement in accordance with NFC's standard payroll practices. The Contingent Compensation, if any, for each fiscal year will be paid by NFC to the Management Company in one lump sum within thirty (30) days following the conclusion of the audit of the financial statements of the Military Division for such fiscal year by the independent auditors of NFC; PROVIDED, HOWEVER, in no event shall such payment be made later than April 15 of the year subsequent to the year for which the payment is due. NFC will provide detailed accounting for the Contingent Compensation computation and all supporting documentation.

                                    SECTION 4

4.   TERM AND TERMINATION.

     (a) TERM. The term of this Agreement shall commence on the date hereof and continue through the fiscal year of NFC ended on or about December 31, 2001, subject to earlier termination as set forth below.

     (b) TERMINATION. During the term of this Agreement, this Agreement shall be subject to termination, at the option of the party indicated, only as follows:

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          (i)   By the Management Company and the Managers at any time upon notice to NFC if (A) all or substantially all of the business and assets of NFC are acquired by any person or group of related persons, in either case unaffiliated with NFC, (B) all or substantially all of the issued and outstanding shares of the voting stock of NFC are acquired by any person or group of related persons, in either case unaffiliated with NFC, in a transaction or series of related transactions that results in NFC ceasing to be required to file periodic reports under Section 13 or 15 of the Securities Exchange Act of 1934, or (C) NFC is merged with or into or combined with or into any other person or entity in a transaction in which NFC is not the surviving entity and the shareholders of NFC immediately prior to the transaction become the holders of fifty percent (50%) or less of the voting stock of the surviving entity; in the event that the Management Company and the Managers terminate this Agreement pursuant to this clause, the Management Company shall be entitled to compensation equal to the greater of: (A) the following respective amounts:

          Year of Termination      Amount of Minimum Compensation
          -------------------      ------------------------------
                 1996                        $15,400,000
                 1997                        $14,500,000
                 1998                        $11,600,000
                 1999                        $ 8,700,000
                 2000                        $ 5,800,000
                 2001                        $ 2,900,000

     or (B) the sum of the Contingent Compensation paid with respect to the fiscal year immediately prior to the year in which the termination occurs plus $906,000, all multiplied by the number of fiscal years remaining in the original term of this Agreement including the fiscal year in which such termination occurs. Such funds due under this subsection 4(b)(i) shall be immediately due upon the later of (i) the date of closing of any such transaction described above, or (ii) the effective date of the termination of this Agreement pursuant thereto.

          (ii) By NFC at any time within one hundred twenty (120) days after the completion of the third fiscal year hereunder upon notice to the Management Company and the Managers if the amount of the Military Division Profits for the third fiscal year under this Agreement shall not have exceeded the Base Profits by at least One Million Dollars ($1,000,000);
     in the event that NFC terminates this Agreement pursuant to this clause, then no further compensation shall be payable by NFC to the Management Company or the Managers with respect to any period after the date of termination, except that NFC will continue to pay base compensation in an aggregate amount of $300,000 per year to the two non-owner employees of the Management Company that are retained by the Management Company

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     or NFC for their services to the Military Division for the three fiscal years following such third fiscal year.

         (iii) By NFC at any time upon notice to the Management Company and the Managers if each of the Managers shall have died or become permanently disabled or retired, or any combination of the foregoing; in the event that NFC terminates this Agreement pursuant to this clause, then no further compensation shall be payable by NFC to the Management Company or the Managers with respect to any period after the date of termination, except that, so long as the Military Division Profits are at least equal to or exceed the Base Profits, NFC will continue to employ the then-existing two non-owner employees of the Management Company that are retained by the Management Company or NFC for their services to the Military Division at their then existing base salary (not to exceed an aggregate of $300,000 per year without the express written consent of NFC) for the period remaining in the original term of this Agreement.

          (iv) By NFC upon not less than thirty (30) days prior written notice to the Management Company and the Managers in the event of a material breach of this Agreement by the Management Company or any of the Managers that has not been cured by the Management Company and the Managers to the reasonable satisfaction of NFC after not less than thirty (30) days prior written notice specifying such breach; in the event that NFC terminates this Agreement pursuant to this clause, then no further compensation shall be payable by NFC to the Management Company or the Managers with respect to any period after the date of termination.

                                    SECTION 5

5.   COMPETITIVE ACTIVITIES.

     The Management Company and each of the Managers agree that, during the term of this Agreement, neither the Management Company nor any of the Managers will, directly or indirectly, engage in any commercial activity that is competitive with the civilian or military business of NFC as such business may be conducted by NFC on and after the date hereof in any market in which NFC may conduct such business, except that the foregoing shall apply with respect to the military business only in the U.S. military commissary markets served by NFC as of the date of this Agreement and in the U.S. military commissary markets east of the Mississippi River, in the State of Texas and in Europe, whether or not NFC is actually supplying any U.S. military commissaries in any of such markets at any given time during the term of this covenant, nor will any of them participate in the management or operation of, or become an investor in (other than with respect to ownership of less than five percent (5%) of any entity required to file reports pursuant to the Securities Exchange Act of 1934, as amended), any venture or enterprise of whatever kind, the business of which is competitive with the civilian or military business of NFC as such business may be conducted by NFC on and after the date hereof in any market in which NFC may conduct such business, except that the foregoing shall apply with respect to the military business only in the U.S. military commissary markets served by NFC as of the date of this Agreement and in the U.S. military commissary markets east of the Mississippi River, in the State of Texas and in Europe, whether or not NFC is actually supplying any U.S. military commissaries in any of such markets at any given time during the term of this covenant. In addition, the foregoing provisions as they apply to the military business of NFC shall continue to remain in full force and effect for a period of two (2) years after the termination of this Agreement.

                                    SECTION 6

6.   INDEMNIFICATION.

     The Management Company shall defend, indemnify and save NFC and NFC's affiliates, and their respective directors, officers, employees and agents, harmless from and against any and all claims, demands, actions, controversies, suits, liabilities, losses, damages, costs, charges, and reasonable attorneys' fees and other expenses, of every nature and character (collectively, "LOSSES"), arising by reason of or resulting from (i) any material breach by the Management Company or the Managers of any material obligation in accordance with the terms hereof that results in material Losses; (ii) any gross negligence, or willful or wanton misconduct, of the Management Company or the Managers, or any director, officer, employee, agent, contractor or subcontractor of the Management Company or the Managers that results in material Losses; (iii) any act of the Management Company or the Managers, or any director, officer, employee or agent of the Management Company or the Managers, outside the scope of the Management Company's or the Managers' authority hereunder and not expressly approved or ratified by NFC that results in material Losses; and (iv) any serious violation of any material law by the Management Company or the Managers, or any director, officer, employee, agent, contractor or subcontractor of the Management Company or the Managers that results in material Losses. NFC shall defend, indemnify and save the Management Company and the Managers, and their respective directors, officers, employees and agents harmless from and against any and all Losses arising by reason of or resulting from (i) any material breach by NFC of any material obligations in accordance with the terms hereof that results in material Losses; (ii) any gross negligence, or willful or wanton misconduct, of NFC, or any director, officer, employee (other than any employee under the direction and control of the Management Company and the Managers), agent (other than the Management Company and the Managers), contractor or subcontractor of NFC (other than any contractor or subcontractor doing business with the Military Division that results in material Losses; and
(iii) any serious violation of any material law by NFC, or any director, officer, employee or agent (other than the Management Company and the

Managers) of NFC that results in material Losses. Any indemnification payable to any party under the terms of this Section shall be limited to the consideration due and owing or that may become due and owing to such party under the terms of this Agreement. The remedies under this Section are not in lieu of, but are in addition to, any other remedies that may be available to the parties at law or in equity with respect to this Agreement for claims brought under or pursuant to violations of other Sections of this Agreement. Remedies for claims brought under this Section shall be limited as set forth herein, but such limitations shall not apply to claims brought for breach or violation of, or for remedies under, any other Section of this Agreement.

                                    SECTION 7

7.   RIGHTS OF OFFSET.

     Notwithstanding any other provision of this Agreement, NFC shall be entitled to withhold from any amount that may be due and owing to the Management Company or the Managers pursuant to Section 3 hereof for any amount that NFC reasonably believes is due and owing to NFC by the Management Company or the Managers pursuant to Section 6 hereof or pursuant to Section 8 of the Asset Purchase Agreement, PROVIDED, THAT, NFC shall immediately pay such amount to a mutually agreed upon escrow agent or to any court of competent jurisdiction to be held by such escrow agent or court pending the final resolution of any dispute between NFC and the Management Company and the Managers relating to any such payments, and NFC shall immediately notify the Management Company and the Managers that it is exercising its rights under this Section 7, specifying the name and address of the escrow agent or court to which such amount has been paid.

                                    SECTION 8

8.   MISCELLANEOUS PROVISIONS.

     (a) AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended or modified by the parties hereto at any time; PROVIDED, HOWEVER, that all such amendments and modifications must be in writing duly executed by all of the parties hereto.

     (b) WAIVER OF COMPLIANCE; CONSENTS. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy shall preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent shall be given in writing in the same manner as for waivers of compliance.

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


     (c) NO THIRD PARTY BENEFICIARIES. Nothing in this Agreement shall entitle any person or entity (other than a party hereto and its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

     (d) NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given and effective:

          (i)   on the date of delivery, if delivered personally;

          (ii) on the date of the return receipt acknowledgement, if sent by reputable nation-wide overnight courier; or

         (iii) on the date such transmission is made and confirmation of receipt obtained, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment:

          If to the Management Company or the Managers:

                 To:     Military Distributors of Virginia, Inc.
                         3587 Argonne Avenue
                         Norfolk, Virginia  23501
                         Attention:  John W. Payne, Vice President
                         Fax No.  (804) 853-9066

               With a copy to:

                         Wolcott, Rivers, Wheary, Basnight and
                         Kelly, P.C.
                         1100 One Columbus Center
                         Virginia Beach, Virginia  23462
                         Attention:  Wilson L. Rivers, Esquire
                         Fax No.  (804) 497-7267

or to such other person or address as the Management Company or the Managers shall furnish to the other parties hereto in writing in accordance with this subsection.

          If to NFC:

               To:       Nash-Finch Company
                         7600 France Avenue South
                         P.O. Box 355
                         Minneapolis, Minnesota  55440-0355
                         Attention:  Alfred N. Flaten, CEO
                         Fax No.  (612) 844-1235

               With a copy to:

                         Nash-Finch Company
                         7600 France Avenue South
                         P.O. Box 355
                         Minneapolis, Minnesota  55440-0355
                         Attention:  Norman R. Soland, General
                                     Counsel
                         Fax No.  (612) 844-1235

or to such other person or address as NFC shall furnish to the other parties hereto in writing in accordance with this subsection.

     (e) ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other parties, PROVIDED, HOWEVER, that, subject to the approval of the Management Company, which approval will not be unreasonably withheld, NFC may assign this Agreement, in whole or in any part, and from time to time, to a wholly owned, direct or indirect, subsidiary of NFC, but any such assignment shall not relieve NFC of its obligations hereunder.

     (f) GOVERNING LAW; JURISDICTION. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the internal substantive laws of the Commonwealth of Virginia (without regard to the laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Virginia or the United States of America located in the Commonwealth of Virginia for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby or relating to the other agreements referred to herein, and agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agrees that service of any process, summons, notice or document by United States registered or certified mail shall be effective service of process for any action, suit or proceeding brought in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to personal jurisdiction and the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or the agreements referred to herein, in the courts of the Commonwealth of Virginia or the United States of America located in the Commonwealth of Virginia, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     (g) SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     (h) COUNTERPARTS. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     (i) HEADINGS. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

     (j) ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter of this Agreement and it is referred to as "THIS AGREEMENT" or the "AGREEMENT". There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement, with respect to the subject matter of this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter of this Agreement. Provisions of this Agreement shall be interpreted to be valid and enforceable under applicable law to the extent that such interpretation does not materially alter this Agreement; PROVIDED, HOWEVER, that if any such provision shall become invalid or unenforceable under applicable law such provision shall be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement shall continue in full force and effect.

     (k) INJUNCTIVE RELIEF AND SPECIFIC PERFORMANCE. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by any other party of its covenants and agreements herein. Accordingly, the parties agree and acknowledge that any such violation or threatened violation will cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party shall be entitled to injunctive relief against the threatened breach of this Agreement or the continuation of any such breach without the necessity or proving actual damages and may seek to specifically enforce the terms of this Agreement.

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


     (l) EFFECTIVENESS OF THIS AGREEMENT. Notwithstanding anything in this Agreement to the contrary, this Agreement shall become effective and enforceable only upon the consummation of the transactions contemplated by the Asset Purchase Agreement. In the event that such transactions are not consummated for any reason, then this Agreement shall be void and of no further force or effect.

     (m) ATTORNEYS' FEES. The prevailing party or parties in any legal action commenced to (i) enforce the terms and conditions of this Agreement or (ii) recover damages or any other relief for the breach by another party or parties of this Agreement, shall be entitled to recover such prevailing party's or parties' reasonable attorneys' fees, including expenses of such attorneys, from the non-prevailing party or parties in any such legal action.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                   NASH-FINCH COMPANY


                                   By: /s/ Alfred N. Flaten
                                      ------------------------------------------
                                   Its:    President
                                       -----------------------------------------

                                   MILITARY DISTRIBUTORS OF
                                   VIRGINIA, INC.


                                   By: /s/ John W. Payne
                                      ------------------------------------------
                                   Its:    Treasurer
                                       -----------------------------------------

                                   By: /s/ Jerry H. Jared
                                      ------------------------------------------
                                       Jerry H. Jared


                                   By: /s/ Wayne L. Duncan, Jr.
                                      ------------------------------------------
                                       Wayne L. Duncan, Jr.


                                   By: /s/ John W. Payne III
                                      ------------------------------------------
                                       John W. Payne III


                                       20